Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Jonathan M. Kopcsik
jkopcsik@stradley.com
215-564-8099

January 28, 2015

Via EDGAR

Bruce R. MacNeil
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator Management LLC and Academy Funds Trust (the “Applicants”) File No. 812-14420
Request for Withdrawal of Application

Dear Mr. MacNeil:

On January 23, 2015, Academy Funds Trust, on behalf of the Innovator Matrix Income Fund, and Innovator Management LLC (together the “Applicants”), filed an amended application for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), from Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act (the “Application”) (SEC Accession No. 0001582816-15-000022).  Due to an administrative error, the Application was filed via EDGAR as a Type 40-APP, instead of as a Type 40-APP/A under existing File No. 812-14358.  The Applicants had intended to file an amendment to the exemptive application that they previously had filed on September 12, 2014 (the “Original Application”) to reflect comments that the Applicants had received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on the Original Application.  Accordingly, Applicants respectfully request that the Application filed on January 23, 2015 be withdrawn and that the SEC take no action with respect thereto.

Please direct questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/ Jonathan M. Kopcsik
Jonathan M. Kopcsik

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